Exhibit 5.1

King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, GA 30309-3521 Tel: +1 404 572 4600 Fax: +1 404 572 5100 www.kslaw.com

May 11, 2018

Total System Services, Inc.

One TSYS Way

Columbus, Georgia 31901

Ladies and Gentlemen:

We have acted as counsel for Total System Services, Inc., a Georgia corporation (the “Company”), in connection with the registration under the Securities Act of 1933, as amended, of $550,000,000 aggregate principal amount of 4.000% Senior Notes due 2023 and $450,000,000 aggregate principal amount of 4.450% Senior Notes due 2028 (collectively, the “Securities”) pursuant to a Prospectus Supplement dated May 9, 2018 (the “Prospectus Supplement”).

In connection with this opinion, we have reviewed such matters of law and examined original, certified, conformed or photographic copies of such other documents, records, agreements and certificates as we have deemed necessary as a basis for this opinion. In such review we have assumed the genuineness of signatures on all documents submitted to us as originals and the conformity to original documents of all copies submitted to us as certified, conformed or photographic copies. We have relied, as to the matters set forth therein, on certificates of public officials. As to certain matters of fact material to this opinion, we have relied, without independent verification, upon certificates of certain officers of the Company.

In connection with this opinion, we have assumed that the execution and delivery of, and the performance of all obligations under, the Indenture dated as of March 17, 2016 (the “Indenture”), between the Company and Regions Bank, as trustee (the “Trustee”), has been duly authorized by all requisite action by the Trustee, and that the Indenture was duly executed and delivered by, and is a valid and binding agreement of, the Trustee, enforceable against the Trustee in accordance with its terms.

Based upon the foregoing, and subject to the assumptions, qualifications and limitations set forth herein, we are of the opinion that, upon the issuance and sale thereof as described in the Prospectus Supplement and, when executed by the Company and duly authenticated by the Trustee in accordance with the Indenture, the Securities will constitute valid and binding obligations of the Company enforceable against the Company in accordance with their terms, subject, as to the enforcement of remedies, to bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the rights and remedies of creditors generally and to the effect of general principles of equity, and will be entitled to the benefits of the Indenture.

Total System Services, Inc.

May 11, 2018

This opinion is limited in all respects to the laws of the States of Georgia and New York, and no opinion is expressed with respect to the laws of any other jurisdiction or any effect which such laws may have on the opinions expressed herein. This opinion is limited to the matters stated herein, and no opinion is implied or may be inferred beyond the matters expressly stated herein.

This opinion is given as of the date hereof, and we assume no obligation to advise you after the date hereof of facts or circumstances that come to our attention or changes in law that occur which could affect the opinions contained herein. This letter is being rendered for the benefit of the Company in connection with the matters addressed herein.

We consent to the filing of this opinion as an exhibit to the Current Report on Form 8-K filed on May 11, 2018 and to the reference to us under the caption “Legal Matters” in the Prospectus Supplement.

Very truly yours,

/s/ King & Spalding LLP